Diversinet Corp.

2225 Sheppard Avenue East, Suite 1801

Toronto, ON Canada  M2J 5C2

Tel. 416-756-2324 Fax 416-756-7346

www.diversinet.com

November 3, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4561

Washington, D.C.  20549

ATTN:

Barbara C. Jacobs

Assistant Director

Dear Ms. Jacobs:

Re:

Diversinet Corp.

Registration Statement on Form F-1 filed on October 13, 2005 Registration no. 333-128975

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filings made by Diversinet Corp. contained in your letter dated November 1, 2005 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter.  Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form F-1 (the “F-1”).

Attached to this letter is a black-lined version of the amended 20-F and F-1, indicating the amendments made to the F-1.

Selling Shareholders, page 15

Q1

Please disclose whether any of the selling shareholders are registered broker-dealers or affiliates of a registered broker-dealer.  If any selling shareholders are a registered broker-dealer, please disclose how the broker-dealer obtained the securities (e.g. compensation for investment banking services).  If any are affiliated with a registered broker-dealer, state whether the selling shareholder acquired the securities to be resold in the ordinary course of business and whether they had any agreements, understandings or arrangements, either directly or indirectly, with any person to distribute the securities at the time of purchase.  Please ensure that you file or incorporate by reference all executed copies of agreements relating to the purchase of these securities.  You appear to have filed “form of” agreements relating to prior transactions.  See, for example, Exhibit 4.5.

A1

Michael Bucheit of W.R. Hambrecht + Co., LLC and David Beck of RBC Dominion Securities are affiliates of a broker-dealer.  W.R. Hambrecht + Co. acquired their warrants as compensation for services relating to the September 2005 financing.  RBC Dominion Securities acquired their shares in the ordinary course of business and that they have no agreements, plans or understanding, directly or indirectly, with any person to distribute the securities.

Other than disclosed above, to the knowledge of the Company, none of the Selling Stockholders is an affiliate of a broker-dealer or is a broker-dealer thereof.

We have included the following paragraph to page 15 in the section “Selling Shareholders” of the F-1:

“The selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act and any profits realized by them may be deemed to be underwriting commissions. Any broker-dealers that participate in the distribution of ordinary shares also may be deemed to be “underwriters”, as defined in the Securities Act, and any commissions or discounts paid to them, or any profits realized by them upon the resale of any securities purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act. The sale of the ordinary shares is subject to the prospectus delivery requirements of the Securities Act.  Shares issued in connection with the September 26, 2005 private placement to shareholders in Canada will be subject to resale restrictions in Canada until January 27, 2006, notwithstanding the effectiveness of this registration statement.”

We have updated Exhibit 4.5 and 4.6 and filed the executed copy of the subscription agreement and the form of warrant certificate relating to the purchase of these securities.

Signatures

Q2

Please identify the person signing in the capacity of the Controller or the Principal Accounting Officer.  Please see Instruction 1 to “Signatures” to Form F-1.

A2

We have updated the amended Form F-1 to include the Principal Accounting Officer.

Legality Opinion

Q3

Please file an updated and executed legality opinion.

A3

We have filed an updated and executed legality opinion.

I trust that with this response, your comments have been satisfied.  As indicated above, the amended F-1 to include the above information will be filed on Egdar.  In the meantime, if you have any further questions or require any further information, please do not hesitate to contact the undersigned.

Yours very truly,

/s/ David Hackett

David Hackett

Chief Financial Officer

c.c. Hugh Fuller, SEC

Alex Gordon, Esq., Heller, Ehrman et al.

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